Press Release

     Ahold announces
     restructuring and
     related charges for
     U.S. Foodservice

     Amsterdam, The Netherlands, December 30, 2005 - Ahold today announced the amount of restructuring and related charges that it expects to record in the fourth quarter of 2005 at its U.S. Foodservice subsidiary related to the long-term strategy for U.S. Foodservice as announced on November 29, 2005. The charges are expected to range between USD 50 million and USD 60 million and reflect expenses associated with planned workforce reduction, asset impairments, lease expenses related to facilities to be exited, termination of contractual obligations and other miscellaneous charges. The workforce reduction initiative will result in the elimination, on a net basis, of nearly 700 positions at the company's facilities across the United States, including approximately 500 administrative positions.

     The amounts above are preliminary and may be subject to change.


                                                                        2005049

     Ahold Press Office: +31 20 509 5343



     Forward-Looking Statements Notice
     Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the expected range of restructuring and related charges and the timing of recording such amounts, statements regarding expected asset impairments, statements regarding plans to reduce the workforce, exit facilities and incur related lease expenses, terminate contractual obligations and take other actions expected to result in miscellaneous charges, and statements regarding the expected number of total eliminated positions and administrative eliminated positions. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely and such factors include, but are not limited to, any estimates, assumptions or judgments made or used in estimating the expected restructuring and related charges, the ability of U.S. Foodservice's management to implement and complete successfully its long-term strategy or delays or additional costs encountered in connection with its implementation, the effect of general economic conditions and competition, fluctuations in exchange rates or interest rates, actions of competitors, vendors, customers, unions, contractors, government agencies and other third parties, unanticipated disruptions to U.S. Foodservice's operations, unanticipated increases in operating expenses, increases in energy costs and transportation costs, any reduction in the purchasing power of end-customers, the benefits and cost savings from and resources generated by U.S. Foodservice's long-term strategy being less than or different from those anticipated, and other factors some of which are discussed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Neither Ahold nor U.S. Foodservice undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

[Graphic omitted] Ahold

     www.ahold.com

                                  Page 1 of 1